Filed by Qwest Communications International Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: MCI, Inc.

Commission File No.: 001-10415

On April 27, 2005, Qwest Communications International Inc. (“Qwest” or the “Company” or “we” or “us” or “our”) released the following information.  Qwest is filing this presentation in anticipation of conversations it expects to have in responding to questions from Qwest and MCI shareholders today and going forward.  This presentation provides an overview of the Company's synergy projections for a combined Qwest-MCI and details the rationale behind those projections.

Slide 1

Projected Free Cash Flow Generation and Synergies Ramp Quickly

•          Nearly $3 in projected Free Cash Flow per share over first three years

o          $0.95 in Cash Flow per share in the first year, pre-integration investment

o          After integration investment the first year cash flow per share of $0.76

Free Cash Flow Estimates (Note 1)
	Year 1	Year 2	Year 3
Projected Gross Synergies	$2,186	$2,728	$2,803
Q+MCIP 2004 Free Cash Flow (Note 2)	$800	$800	$800
Projected Integration Cost	$605	$366	$250
Projected Net Free Cash Flow per Share	$0.76	$1.01	$1.07

Note 1:  Numbers are in millions except for per share amounts.

Note 2:  For purposes of this free cash flow estimate, normalized free cash flows of MCI (4Q2004 run rate) and Qwest (2004 actual) have been aggregated and this level of free cash flow has been assumed for the combined company in years 1, 2 and 3.

•      Projected synergies in Year 1 (12 months immediately after regulatory approval) achieved due to progress made in Year 0  (the time available from now to regulatory approval) through economically justified, arms length, wholesale relationships.  Areas to be addressed include:

o      Switched domestic and international traffic

o      Fiber to customer buildings

o      Provisioning new loops to best solution now

o      Completing detailed integration plans

•      Circuits to be optimized represent less than 5 months of normal provisioning activity

•      Approximately $1.4 billion (over 4 years) in integration costs for:

o      Redundancy Elimination

o      Network Optimization

o      IT Systems Optimization

o      Circuit/RE Contract Termination

•      Cash flow and earnings accretive immediately

As set forth in more detail in the forward looking statement note, no assurances can be given as to projections and estimates provided herein.

Slide 2

Projected Liquidity Considerations

•          Cash flow from synergies alone in first 3 years projected to be 125% of cash portion of bid:

o          $5.2 billion cash portion of bid

o          $6.5 billion of cash flow from synergies

•      Liquidity considerations in Qwest’s $30 offer:

o	Transaction is projected to result in less total debt for newco than the combined amounts reflected on the 12/31/04 balance sheets for the individual companies.
o	The interest expense at newco is projected to be lower than the combined interest expense for the individual companies at end of 2004.
o	The incremental liquidity structured into the transaction is projected to be recovered in 15 months of gross synergies, exclusive of the additional anticipated positive operating cash flow generation.

As set forth in more detail in the forward looking statement note, no assurances can be given as to projections and estimates provided herein.

Slide 3

Process for Estimating Synergy Projections

•      Over several months of due diligence effort with MCI, critical MCI network and operations data was collected enabling detailed bottoms up estimation of combined company’s performance

•      Data collected by category includes:

Customer	Network: Voice	Network: Data	Employee
• Revenue by channel and product • Major customer names by segment	• Switched access costs • Total tandem and direct MOUs and costs • Feature group D circuits • International MOUs and costs	• Access cost budget • Details of all collocations and POPs • Number and cost of loops • Average loop length • Monthly order activity • ILEC/CLEC circuits • Local and long haul fiber	• Employees by department, level, function, and location
Other
• Real estate sites • Systems architecture • Capital program • Vendor maintenance contracts

•      Current best in class performance of each company for individual synergy items utilized as budgeted metric for combined company projections

As set forth in more detail in the forward looking statement note, no assurances can be given as to projections and estimates provided herein.

Slide 4

Total Projected Run Rate Synergy: COGS

Area	Projected Synergy ($MM)	Comments
Switched Access	$122

• 16bn minutes on annual basis moved from tandem to direct end office— represents less than 5% of total minutes.

• Rationalize traffic in overlapping facilities to DS3 versus DS1 using MCI’s existing DS3

Special Access	$336

• Qwest local loops migrate to shorter MCI best practice which reduces Qwest loop length by 45% and using MCI fiber access to buildings for current Qwest customers, saving $90M.

• Take advantage of 90% overlap between Qwest and MCI entrance facilities by moving to MCI existing fiber entrance facilities, saving $141M.

• Improved scale efficiency by migrating to higher order transport equates to $105M saving which is less than 1% reduction in total combined facilities cost.

International Access	$140

• Qwest minutes added to MCI minutes represents a greater than 35% increase in MCI traffic

• Migrate increased traffic to lower rate between MCI and Qwest existing city/country rates results in $140M reduction, which is less than 5% of total spend.

Dial & IP Network	$100	• Qwest avoids investing in on-net dial access and redundant peering costs eliminated
Vendor Mtc. Reduction	$60	• Eliminate duplicative software and hardware maintenance expense and improve pricing
MCI Spend in Qwest Region	$57	• MCI 3rd party spend migrates onto Qwest network
Network Employees	$236	• 8% force reduction from long haul operations, network planning and engineering, network management and carrier management organizations
Total COGS Synergies	$1,051

As set forth in more detail in the forward looking statement note, no assurances can be given as to projections and estimates provided herein.

Slide 5

Total Projected Run Rate Synergy: SG&A

Area	Projected Synergy ($MM)	Comments
Channel	$292

• Represents 14% reduction in overlapping direct, staff, and support channel resources

• Enterprise reduction is 12% of combined group and is based on moving Qwest sales force to MCI best practice

• Wholesale reduction is 20% of combined group, which have almost complete redundancy of customer lists

• Half of consumer reductions come from elimination of redundant positions in Qwest region

Corporate Overhead	$430	• 35% reductions in overhead departments of finance, IT, HR, Legal, Product Management, and Corporate Communications based on operating company as one single combined entity
Advertising / Branding	$150	• Eliminate 50% of Qwest spend reflecting Qwest’s out of region and curtailing MCI spend in Qwest region
Real Estate	$121	• Headcount reduction frees up 2.8 million square feet saving $57 million • Elimination of duplicative collocations and hubs saves $64 million
IT Savings	$132	• Elimination of duplicative current and future systems
Non-capital Purchase Power	$64	• 5% reduction in the $1.2B combined spend for non-capital items
Total Annual SG&A Synergies	$1,189

As set forth in more detail in the forward looking statement note, no assurances can be given as to projections and estimates provided herein.

Slide 6

Total Projected Run Rate Synergy: OPEX, Capital, Revenue

Area	Projected Synergy ($MM)	Comments
Total OPEX	$2,240	• Combination of COGS and SG&A synergies from previous slides
Capital Expense	$263	• Reflects both improved purchasing power and elimination of redundant projects
EBITDA Impact of Revenue Synergies	$300	• New revenue due to services such as wireless, nationwide DSL, hosting expansion, etc. with margins calculated by individual class of service
Total Synergies	$2,803

As set forth in more detail in the forward looking statement note, no assurances can be given as to projections and estimates provided herein.

Slide 7

Methods to Achieve Synergy Plan / Schedule

•      Network integration and resulting synergies are facilitated by the complimentary nature of Qwest’s modern technologically advanced backbone network matched with MCI’s deeper, fiber based local presence

•      Minimal new build construction is needed; instead, synergies will be predominantly achieved through normal network optimization activities

o      Scale of optimization is consistent with current operational volumes of Qwest and MCI

o      Even if all Qwest circuits required grooming, this is less than 5 months of normal order activity

•      Qwest and MCI each have extensive national network experience and have demonstrated their network optimization abilities

o      Both achieved hundreds of millions in network cost reductions in 2004

•      Projected synergies in Year 1 (12 months immediately after regulatory approval) achieved due to progress made in Year 0 (the time available from now to regulatory approval) through economically justified, arms length, wholesale relationships.  Areas to be addressed include:

o      Switched domestic and international traffic

o      Fiber to customer buildings

o      Provisioning new loops to best solution now

o      Completing detailed integration plans

As set forth in more detail in the forward looking statement note, no assurances can be given as to projections and estimates provided herein.

Additional Information

This material is not a substitute for the prospectus/proxy statement Qwest and MCI would file with the Securities and Exchange Commission if a negotiated agreement with MCI is reached. Investors are urged to read any such prospectus/proxy statement, when available, which would contain important information, including detailed risk factors. The prospectus/proxy statement would be, and other documents filed by Qwest and MCI with the Securities and Exchange Commission are, available free of charge at the SEC’s website (www.sec.gov) or by directing a request to Qwest, 1801 California Street, Denver, Colorado, 80202 Attn: Investor Relations; or by directing a request to MCI, 22001 Loudoun County Parkway, Ashburn, Virginia 20147 Attention: Investor Relations.

Qwest is not currently engaged in a solicitation of proxies or consents from its stockholders or from the stockholders of MCI in connection with Qwest’s proposed acquisition of MCI.  If a proxy or consent solicitation commences, Qwest, MCI, and their respective directors, executive officers and other employees may be deemed to be participants in such solicitation.  Information about Qwest’s directors and executive officers is available in Qwest’s proxy statement for its 2005 annual meeting of stockholders, dated April 6, 2005.  Information about MCI’s directors and executive officers is available in MCI’s proxy statement for its 2005 annual meeting of stockholders, dated April 20, 2005.  Additional information about the interests of potential participants will be included in the prospectus/proxy statement Qwest and MCI would file if a negotiated agreement with MCI is reached.

Forward Looking Statements Warning

This filing may contain projections and other forward-looking statements that involve risks and uncertainties. These statements may differ materially from actual future events or results. Readers are referred to the documents filed by us with the Securities and Exchange Commission, specifically the most recent reports which identify important risk factors that could cause actual results to differ from those contained in the forward-looking statements, including but not limited to: access line losses due to increased competition, including from technology substitution of our access lines with wireless and cable alternatives; our substantial indebtedness, and our inability to complete any efforts to de-lever our balance sheet through asset sales or other transactions; any adverse outcome of the current investigation by the U.S. Attorney’s office in Denver into certain matters relating to us; adverse results of increased review and scrutiny by regulatory authorities, media and others (including any internal analyses) of financial reporting issues and practices or otherwise; rapid and significant changes in technology and markets; any adverse developments in commercial disputes or legal proceedings, including any adverse outcome of current or future legal proceedings related to matters that are the subject of governmental investigations, and, to the extent not covered by insurance, if any, our inability to satisfy any resulting obligations from funds available to us, if any; potential fluctuations in quarterly results; volatility of our stock price; intense competition in the markets in which we compete including the likelihood of certain of our competitors consolidating with other providers or otherwise reorganizing their capital structure to more effectively compete against us; changes in demand for our products and services; acceleration of the deployment of advanced new services, such as broadband data, wireless and video services, which could require substantial expenditure of financial and other resources in excess of contemplated levels; higher than anticipated employee levels, capital expenditures and operating expenses; adverse changes in the regulatory or legislative environment affecting our business; changes in the outcome of future events from the assumed outcome included in our significant accounting policies; our ability to utilize net operating losses in projected amounts; and our inability to provide any assurance as to whether we will be successful in our effort to acquire MCI, whether in the event of an acquisition we realize synergies in the amounts, at the times and at the related costs projected and whether regulatory approvals will be received within the timeframe projected and that such approvals will not be materially adverse to the projected operations of the combined company following the merger.

The information contained in this filing is a statement of Qwest’s present intention, belief or expectation and is based upon, among other things, the existing regulatory environment, industry conditions, market conditions and prices, the economy in general and Qwest’s assumptions. Qwest may change its intention, belief or expectation, at any time and without notice, based upon any changes in such factors, in Qwest’s assumptions or otherwise. The cautionary statements contained or referred to in this filing should be considered in connection with any subsequent written or oral forward-looking statements that Qwest or persons acting on its behalf may issue. This filing may include analysts’ estimates and other information prepared by third parties for which Qwest assumes no responsibility.

Qwest undertakes no obligation to review or confirm analysts’ expectations or estimates or to release publicly any revisions to any forward-looking statements and other statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

By including any information in this filing, Qwest does not necessarily acknowledge that disclosure of such information is required by applicable law or that the information is material.